

September 23, 2010

William W. Davis, Esq.
Senior Vice President, General Counsel and Secretary
FLIR Systems, Inc.
27700 SW Parkway Avenue
Wilsonville, Oregon 97070

> **Re:** **ICx Technologies, Inc.**
> **Schedule TO-T/A Filed on September 17, 2010**
> **Filed by Indicator Merger Sub, Inc. and FLIR Systems, Inc.**
> **File No. 005-83672**

Dear Mr. Davis:

We have reviewed your amended filing and have the following comments. Where prior comments are referenced, they refer to our letter dated September 9, 2010.

Representations and Warranties, page 24

1. We note your response to prior comment 6. The first sentence of the revised paragraph states that the representations, warranties and covenants contained in the Merger Agreement were made "only" for purposes of such agreement. As such, we reissue prior comment 6.

2. Please revise the second and third sentences of the revised paragraph to eliminate the suggestion that material changes in the representations and warranties may not have been disclosed.

Certain Conditions of the Offer, page 38

3. We note your response to prior comment 10. The first sentence of the revised paragraph, as well as the general reference to Section 11 of the Offer to Purchase, which contains approximately fourteen pages of disclosure, suggest that you have not clearly disclosed the offer conditions in a manner that can be easily identified and understood by shareholders. Please revise.

4. The first sentence of the revised paragraph states that the offer conditions may be waived by Parent and the Purchaser, in whole or in part, "at any time and from time to time, in their reasonable discretion." Please revise this statement to indicate that offer conditions, other than those dependent upon the receipt of government approvals, may only be

William W. Davis, Esq.
FLIR Systems, Inc.
September 23, 2010
Page 2

exercised or waived as of expiration of the offer, as opposed to "at any time and from time to time." That is, the triggering event must occur on or before expiration of the offer, and not after that time.

5.   We disagree with your analysis provided in response to prior comment 11. You may structure an offer condition such that whether or not it has been "triggered" is judged only at expiration; if you do not do so, it seems that a triggering event occurring during the offer would result in the condition being implicated. In addition, if neither you nor anyone else would be in possession of the facts necessary to determine whether an offer condition was triggered, then effectively no "trigger" would occur until these facts were known, at which time you would have an obligation to promptly inform target security holders of your plans. Please confirm your understanding.

You may contact me at (202) 551-3428 if you have any questions regarding our comments, or, if you require further assistance, you may call Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via Facsimile (312) 853-7036
Larry A. Barden, Esq.
Sidley Austin LLP